Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	June 30,
	2007	2006

Income from continuing operations before income tax	$126,170	$98,125

Add:
Fixed charges	40,598	32,463
Amortization of capitalized interest	1,343	932

Less:
Interest capitalized	1,484	4,305
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$166,627	$127,215

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$29,653	$21,032
Interest capitalized	1,484	4,305
Portion of rent expense representative of interest (30%)	9,461	7,126

Fixed charges	$40,598	$32,463

Ratio of earnings to fixed charges	4.10	3.92

Deficiency of earnings to cover fixed charges	$—	$—